United States securities and exchange commission logo





                             May 4, 2020

       Leslie Yu
       Chief Executive Officer
       QUHUO Ltd
       3rd Floor, Block D, Tonghui Building
       No. 1132 Huihe South Street, Chaoyang District
       Beijing, People's Republic of China

                                                        Re: QUHUO Ltd
                                                            Amendment No. 4 to
Draft Registration Statement on Form F-1
                                                            Submitted April 17,
2020
                                                            CIK No. 0001781193

       Dear Mr. Yu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement on Form F-1

       Capitalization, page 59

   1. Please revise to disclose the amount of one-time share-based compensation expense included in the
calculation of pro forma capitalization and pro forma as adjusted capitalization, along
with a brief description of this stock compensation.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       COVID-19 Outbreak, page 75

   2. We note your disclosure that "[y]our on-demand food delivery solutions experienced a decrease in the number
of delivery orders in the first quarter of 2020 by approximately
 Leslie Yu
FirstName LastNameLeslie Yu
QUHUO Ltd
Comapany NameQUHUO Ltd
May 4, 2020
Page 2
May 4, 2020 Page 2
FirstName LastName
         40% compared to the previous quarter, albeit an increase by approximately 20% compared to the first quarter of the previous year." To contextualize the significance of these percentages for investors, please consider quantifying delivery orders for the previous quarters referenced in your disclosure. In this regard, we note that you have only provided delivery orders on an annual basis. As a related matter, please further describe, and quantify to the extent possible, any known trends and uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations, in light of the impact of COVID-19 in your business. In this regard, we note your disclosure in Note 25 to your financial statements that "[t]he Company's first quarter results of operations have been negatively impacted." Please refer to CF
         Disclosure Guidance: Topic No. 9.
Consolidated Financial Statements
Consolidated Balance Sheets, page F-3

3. We note the column titled "Pro forma shareholders' equity (unaudited)" and the description of the related pro forma adjustments in Note 2 to your financial statements.
         Please tell us how you determined it was appropriate to adjust additional paid-in capital for one-time stock compensation expense within this column presented on the face of your financial statements. While such an adjustment appears appropriate in pro forma balance sheet data presented in accordance with Article 11 of Regulation S-X outside of your historical financial statements, such as your capitalization table on page 60, please tell us your basis in GAAP or the SEC guidance you are relying upon when presenting this pro forma adjustment within your historical financial statements.
Note 10. Intangible Assets, page F-34

4. We note from your consolidated statements of cash flows and statements of comprehensive loss that during Fiscal 2019 you sold intangible assets for proceeds of
         RMB 21,167 and recognized a loss of RMB 3,840. As the amount of the loss on this transaction appears material, please provide a footnote explaining the transaction. Also, in your response provide us with a roll-forward of the balance of intangible assets from December 31, 2018 to December 31, 2019.
Note 16. Share-Based Compensation, page F-38

5. You disclose at the top of page F-39 that on August 23, 2019 you granted 2,965,621 options under the 2019 Plan to non-employees. However in the table on page F-41 you disclose the grant of 2,382,344 options to non-employees during 2019 under this Plan. In addition, the number of options outstanding at December 31, 2019 computed from the sum of the outstanding employee and non-employee options shown in this note does not agree with the 8,549,280 options outstanding disclosed on pages 25, 144 and Part II, page II-2. Please revise your disclosures for consistency or tell us why you believe no revision is necessary.
 Leslie Yu
QUHUO Ltd
May 4, 2020
Page 3
6. You disclose that you had approximately RMB 97,965 of unrecognized share-based compensation expense related to stock options at December 31, 2019. Please tell us how the amount of the one-time share-based compensation expense for shares expected to vest upon completion of your IPO was determined.
        You may contact Sondra Snyder, at 202-551-3332, or Jennifer Thompson, at 202-551-
3737, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Lopez, at 202-551-3792, or Lilyanna Peyser, at 202-551-3222,
with any other questions.



FirstName LastNameLeslie Yu                                 Sincerely,
Comapany NameQUHUO Ltd
                                                            Division of
Corporation Finance
May 4, 2020 Page 3                                          Office of Trade &
Services
FirstName LastName